                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                    For the financial year ended May 31, 2003

                             Lorus Therapeutics Inc.
                             -----------------------
                 (Translation of registrant's name into English)


                    2 Meridian Road, Toronto, Ontario M9W 4Z7
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                    (Address of principal executive offices)


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


                     Form 20-F            Form 40-F    X
                               --------             --------

                [Indicate by check mark whether the registrant by
            furnishing the information contained in this Form is also
          thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                           Yes            No    X
                               --------      --------

               [If "Yes" is marked, indicate below the file number
     assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                                      --------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Lorus Therapeutics Inc.


Date: January 29, 2004                    By: "Shane Ellis"
      ----------------                         ----------------
                                               Shane Ellis
                                               Vice President, Legal Affairs
                                               Corporate Secretary